Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(in thousands)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 30, 2003	Aug. 31, 2002	Aug. 30, 2003	Aug. 31, 2002
Earnings from continuing operations before income taxes	$750	$7,020	$252	$12,353
Plus: Fixed charges (1)	6,610	11,315	13,405	22,800
Less: Capitalized interest	(45)	(125)	(136)	(190)
Earnings available to cover fixed charges	$7,315	$18,210	$13,521	$34,963

Ratio of earnings to fixed charges	1.11	1.61	1.01	1.53

(1) Fixed charges consisted of the following:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	Aug. 30, 2003	Aug. 31, 2002	Aug. 30, 2003	Aug. 31, 2002
Interest expense, gross	$6,178	$8,980	$12,553	$18,079
Rentals (Interest factor)	432	2,335	852	4,721
Total fixed charges	$6,610	$11,315	$13,405	$22,800